Exhibit 99.1

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

GILDAN ACTIVEWEAR INC.

- and -

COMPUTERSHARE INVESTOR SERVICES INC.,

as Rights Agent

DATED AS OF FEBRUARY 25, 2026

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	16
1.3	Number and Gender	16
1.4	Sections and Headings	16
1.5	Statutory References	17
1.6	Determination of Percentage Ownership	17
1.7	Acting Jointly or in Concert	17
1.8	Generally Accepted Accounting Principles	17

Article 2 THE RIGHTS		18
2.1	Legend on Share Certificates	18
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	19
2.3	Adjustments to Exercise Price; Number of Rights	22
2.4	Date on which Exercise is Effective	28
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	28
2.6	Registration, Transfer and Exchange	29
2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates	30
2.8	Persons Deemed Owners	30
2.9	Delivery and Cancellation of Certificates	30
2.10	Agreement of Rights Holders	31

Article 3 ADJUSTMENTS TO THE RIGHTS		32
3.1	Flip-in Event	32
3.2	Fiduciary Duties of the Board of Directors of the Corporation	33

Article 4 THE RIGHTS AGENT		34
4.1	General	34
4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent	35
4.3	Duties of Rights Agent	35
4.4	Change of Rights Agent	37
4.5	Compliance with Anti-Money Laundering Legislation	38
4.6	Privacy Legislation	38
4.7	Liability	38

Article 5 MISCELLANEOUS		38
5.1	Redemption, Waiver and Termination	38
5.2	Expiration	41
5.3	Issuance of New Rights Certificates	41
5.4	Supplements and Amendments	41
5.5	Fractional Rights and Fractional Shares	43
5.6	Rights of Action	44
5.7	Holder of Rights Not Deemed a Shareholder	44
5.8	Notice of Proposed Actions	44
5.9	Notices	44
5.10	Costs of Enforcement	45
5.11	Regulatory Approvals	45

5.12	Declaration as to Non-Canadian and Non-U.S. Holders	45
5.13	Successors	46
5.14	Benefits of this Agreement	46
5.15	Shareholder Review	46
5.16	Determination and Actions by the Board of Directors	46
5.17	Governing Law	47
5.18	Language	47
5.19	Counterparts	47
5.20	Severability	47
5.21	Effective Date	47
5.22	Time of the Essence	47

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT dated as of February 25, 2026.

BETWEEN:	GILDAN ACTIVEWEAR INC., 600 de Maisonneuve Boulevard West, Montréal, Qc H3A 3J2

(the “Corporation”)

AND:	COMPUTERSHARE INVESTOR SERVICES INC., 650, De Maisonneuve Blvd., 7th Floor, Montréal, Qc H3A 3T2

(the “Rights Agent”)

WHEREAS:

A.	The Board of Directors has determined that it is advisable to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or other acquisition of control of the Corporation and in connection therewith a certain shareholder rights plan (as amended and/or restated from time to time, the “2010 Rights Plan”) effective December 1, 2010 was approved by the Board of Directors on December 1, 2010 and ratified by the Independent Shareholders of the Corporation on February 9, 2011.

B.	The Independent Shareholders of the Corporation ratified the continued existence of the 2010 Rights Plan on February 6, 2014 for an additional period ending on the date on which the annual meeting of shareholders of the Corporation was held in 2017.

C.	The Independent Shareholders of the Corporation ratified the continued existence of the 2010 Rights Plan on May 4, 2017 for an additional period ending on the date on which the annual meeting of shareholders of the Corporation is held in 2020.

D.	The Independent Shareholders of the Corporation ratified the continued existence of the 2010 Rights Plan on April 30, 2020 for an additional period ending on the date on which the annual meeting of shareholders of the Corporation is held in 2023.

E.	The Independent Shareholders of the Corporation ratified the continued existence of the 2010 Rights Plan on May 4, 2023 for an additional period ending on the date on which the annual meeting of shareholders of the Corporation is held in 2026.

F.	The 2010 Rights Plan will expire at the latest upon termination of the annual meeting of the shareholders of the Corporation to be held in 2026.

G.	The Board of Directors has determined that it is advisable that the Corporation renew the 2010 Rights Plan by adopting a new shareholder rights plan (the “Rights Plan”) to take effect on the Effective Date, subject to the requisite approval by the Independent Shareholders of the Corporation at the annual meeting of the shareholders of the Corporation to be held in 2026, to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or other acquisition of control of the Corporation;

H.	In order to implement the Rights Plan, the Board of Directors has:

(a)	authorized the issuance, effective on the Effective Date upon the termination of the meeting of the shareholders of the Corporation to be held in 2026 to consider the confirmation and approval of the Rights Plan, of one right (a “Right”) in respect of each Share outstanding at the Record Time;

(b)	authorized the issuance of one Right in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

I.	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

J.	The Corporation desires to re-appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent has agreed to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and the other matters referred to herein.

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1	Certain Definitions

For the purposes of this agreement (the “Agreement”), including the recitals hereto, the following terms have the meanings indicated:

a)	“Acquiring Person” shall mean any Person who is at any time after the date hereof the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any body corporate controlled by the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction;

(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of an additional one percent of the Voting Shares then outstanding (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, a Convertible Security Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)	for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on subsection 1.1(d)(vii) hereof solely because such Person makes or announces a current intention to make a Take-over Bid in respect of Voting Shares and/or Convertible Securities, either alone or by acting jointly or in concert with any other Person; for the purposes of this definition, “Disqualification Date” means the first date of public announcement of facts indicating that any Person is making or intends to make a Take-over Bid (which for the purposes of this definition, shall include, without limitation a report asserting such facts filed pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues), either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation (including, for greater certainty, by way of private placement of such securities); or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as of the Record Time, provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than one percent of the number of Voting Shares outstanding as at the Record Time, other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition.

b)	“Affiliate” shall mean, when used to indicate a relationship with a specified body corporate, a Person that directly or indirectly through one or more intermediaries controls, or is a body corporate controlled by, or under common control with, such specified body corporate.

c)	“Associate” shall mean, when used to indicate a relationship with a specified Person, (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) any relative of that Person if that relative has the same residence as that Person or (iv) any relative of such spouse or other Person referred to in the immediately preceding Clauses (i), (ii) or (iii) above, if that relative has the same residence as the specified Person.

d)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person's Affiliates or Associates is owner at law or in equity, directly or indirectly;

(ii)	any securities which the Person or any of such Person's Affiliates or Associates has or shares the right or obligation to acquire or become the owner at law or in equity within 60 days (where such right is exercisable within a period of 60 days whether or not upon the occurrence of a contingency or the making of a payment) pursuant to any Convertible Security, agreement, arrangement, pledge or understanding, whether or not in writing (other than pursuant to any (A) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities of the Corporation (including, for greater certainty, by way of private placement of such securities), or (B) pledges of securities in the ordinary course of the pledgee's business);

(iii)	any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-Over Bid made by such Person or made by an Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person; and

(iv)	any securities that are Beneficially Owned within the meaning of Clause (i), (ii) or (iii) of this Subsection 1.1(d) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(v)	because such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person until such deposited or tendered security is taken up or paid for, whichever shall first occur;

(vi)	because such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement until such deposited or tendered security is taken up or paid for, whichever shall first occur;

(vii)	because such Person or any of the Affiliates or Associates of such Person or any other Person referred to in clause 1.1(d)(iv) above holds such security provided that: (A) the ordinary business of any such Person (the “Fund Manager”) includes the management of pension or mutual or investment funds for others and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable laws; (B) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; (C) such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or any province thereof or the laws of the United States of America or any state thereof and such security is held by the Plan Administrator or the Plan in the ordinary course of such Plan Administrator's or Plan's activities; (D) such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans or insurance plans of various public bodies and such security is held by the Statutory Body in the ordinary course of the management of such investment funds; (E) such Person (the “Crown Agent”) is acting as an agent of the Crown for purposes that include, and the ordinary business or activity of such Person includes, the management of public assets and such security is held by the Crown Agent in the ordinary course of the management of such public assets; or (F) such Person is a Plan and such security is held by the Plan in the ordinary course of such Plan's activities; provided, however, that in any of the foregoing cases the Fund Manager, the Trust Company, the Plan Administrator, the Statutory Body, the Crown Agent or the Plan, as the case may be, is not then making or has not then announced a current intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Corporation or (y) by means of a Permitted Bid or (z) by means of market transactions made in the ordinary course of business of such Person (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter-market;

(viii)	because such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(ix)	because such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or because such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(x)	because such Person is the registered holder of securities as a result of carrying on the business of, or acting as, a nominee of a securities depositary.

For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is, or is deemed to be, the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Subsection 1.1(d) shall be deemed outstanding.

e)	“Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof.

f)	“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form and includes securities evidenced by an advice or other statement and securities which are maintained electronically on the records of the Corporation’s transfer agent but for which no certificate has been issued;

g)	“Book Entry Rights Exercise Procedures” has the meaning attributed thereto in Clause 2.2(c);

h)	“Business Day” shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in Montréal, Québec are authorized or obligated by law to close.

i)	“Canada Business Corporations Act” shall mean the Canada Business Corporations Act (Canada), R.S.C. 1985, c. C-44, as amended and the regulations thereunder, as from time to time in effect.

j)	“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any date the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

k)	“Close of Business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Shares in Montréal, Québec (or after the Separation Time, the principal office of the Rights Agent in Montréal, Québec) is closed to the public, provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “Close of Business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

l)	“Closing Price” per security of any securities on any date of determination shall mean:

(i)	the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities on such date as reported by the stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, such price or prices shall be determined based on the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year or, if a calendar year has not been completed prior to the date of determination, during such shorter period as the Board of Directors acting in good faith determines to be appropriate); or

(ii)	if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system on such date, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market;

provided, however, that (A) if for any reason none of such prices is available on such date, the “Closing Price” per security of such securities on such date shall mean the fair value per security of the securities on such date as determined at the request of the Board of Directors by a nationally or internationally recognized investment dealer or investment banker; and (B) if the Closing Price so determined is expressed in United States dollars, such amount shall be converted to the Canadian Dollar Equivalent.

m)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid (each such Permitted Bid or Competing Permitted Bid being in this definition, the “Prior Bid”) has been made and prior to the expiry, termination or withdrawal of that Prior Bid;

(ii)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in subclause 1.1(ii)(ii)(A)(x) thereof; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet any or all of the provisions of this definition and any acquisition of Voting Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Voting Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

n)	“controlled”: a body corporate is “controlled” by another Person or two or more Persons acting jointly or in concert if and only if:

(i)	in the case of a Person other than a partnership or a limited partnership, including a corporation or a body corporate:

(A)	securities carrying more than 50% of the votes to be cast for the election of directors of such Person (including, for Persons other than corporations or bodies corporate, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or Persons; and

(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such Person (including, for Persons other than corporations or bodies corporate, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person);

(ii)	in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly, other than by way of security only, by the other Person or Persons; and

(iii)	in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and “controls”, “controlling” “under common control with” shall be interpreted accordingly.

o)	“Convertible Security” means, with respect to any security, a security convertible into or exercisable or exchangeable for the first-mentioned security including, without limitation, share purchase rights, exchange rights, options and warrants.

p)	“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

q)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a).

r)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(b).

s)	“Effective Date” shall mean the date on which the annual meeting of the shareholders of the Corporation, or any adjournment or postponement thereof, is held in 2026.

t)	“Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(d).

u)	“Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Subsection 5.1(b), 5.1(d) or 5.1(e);

(ii)	made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or any body corporate controlled by the Corporation of a Person or assets, provided that the Person who acquires such securities distributes or is deemed to distribute such securities to its security holders within ten (10) Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then outstanding Voting Shares;

(iii)	pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus, provided that the Person in question does not thereby acquire a greater percentage of Voting Shares or Convertible Securities representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition;

(iv)	pursuant to an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, provided that: (A) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (B) such Person does not become the Beneficial Owner of Voting Shares representing more than twenty-five percent (25%) of the Voting Shares outstanding immediately prior to such private placement, and, in making this determination, the Voting Shares to be issued to such Person in such private placement will be deemed to be held by such Person but will not be included in the aggregate number of Voting Shares outstanding immediately prior to such private placement;

(v)	pursuant to the exercise of Rights; or

(vi)	pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction which has been approved by the Board (statutory or otherwise, but for greater certainty not including a Take-over Bid) and which required approval by shareholders of the Corporation.

v)	“Exercise Price” shall mean, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an aggregate dollar amount equal to the Market Price per Share (determined as at the Separation Time) multiplied by five.

w)	“Expiration Time” shall mean the earlier of (i) the Termination Time; and (ii) the Close of Business on the date on which the annual meeting of shareholders of the Corporation is held in 2029; provided, however, that if the resolution referred to in Section 5.15 is approved by the Independent Shareholders in accordance with Section 5.15 at or prior to such annual meeting, “Expiration Time” shall mean the earlier of (A) the Termination Time; and (B) the Close of Business on the date on which the annual meeting of shareholders of the Corporation is held in 2032.

x)	“Fiduciary” shall mean, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

y)	“Flip-in Event” shall mean a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

z)	“holder” shall have the meaning ascribed thereto in Section 2.8.

aa)	“Independent Shareholders” shall mean holders of outstanding Voting Shares, other than Voting Shares Beneficially Owned by (i) any Acquiring Person or Offeror other than a Person who is deemed not to Beneficially Own such Voting Shares by reason of Clause 1.1(d)(vii) hereof; (ii) any Person acting jointly or in concert with such Acquiring Person or Offeror; (iii) any Associate or Affiliate of such Acquiring Person or Offeror; and (iv) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a body corporate controlled by the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid (in which case such plan or trust shall be considered an Independent Shareholder).

bb)	“Market Price” per security of any securities on any date of determination shall mean the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof (as determined by the Board of Directors acting in good faith) in order to make it fully comparable with the Closing Price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day).

cc)	“NI 62-104” means National Instrument 62-104 - Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities.

dd)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c).

ee)	“Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares and/or Convertible Securities, or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell Voting Shares and/or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

ff)	“Offeror” shall mean a Person who has announced, and not withdrawn, a current intention to make, or who is making, and has not withdrawn, a Take-over Bid.

gg)	“Offeror's Securities” shall mean the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

hh)	“Permitted Bid” means a Take-over Bid that is made by means of a take-over bid circular and that also complies with the following additional provisions:

(i)	the Take-over Bid shall be made to all holders of Voting Shares of record (other than the Offeror); and

(ii)	the Take-over Bid shall contain, and the provisions for take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

(x)	prior to the Close of Business on a date that is not less than 105 days following the date of the Take-over Bid or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(y)	then only if, at the Close of Business on the date Voting Shares are first taken up or paid for under such Take-over Bid, more than 50% of the outstanding Voting Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the Take-over Bid and not withdrawn;

(B)	Voting Shares may be tendered or deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid;

(C)	any Voting Shares tendered or deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)	in the event that the requirement set forth in subclause 1.1(ii)(ii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 days from the date of such public announcement, provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as much time as when such Take-over Bid ceases to meet any or all of the provisions of this definition.

For purposes of this Agreement, the term “Permitted Bid” shall include a Competing Permitted Bid.

ii)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid.

jj)	“Permitted Lock-up Agreement” means an agreement (the “Lock-up Agreement”) between an Offeror or any Affiliate or Associate of an Offeror and one or more holders of Voting Shares and/or Convertible Securities (each such holder herein referred to as a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as hereinafter defined) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, as soon as possible after it is entered into and in any event not later than the Business Day following the date the Lock-up Agreement was entered into) pursuant to which each Locked-up Person agrees to deposit or tender the Voting Shares and/or Convertible Securities held by such holder to a Take-over Bid (the “Lock-up Bid”) made by the Offeror or any Affiliates or Associates of the Offeror or any other Person acting jointly or in concert with the Offeror, provided that:

(i)	the Lock-up Agreement permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities from the Lock-up Agreement and the Lock-up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender the Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Voting Shares being taken up and paid for under the Lock-up Bid:

(A)	at a price or value per Voting Share and/or Convertible Security that exceeds the price or value per Voting Share and/or Convertible Security offered under the Lock-up Bid;

(B)	for a number of Voting Shares and/or Convertible Securities that exceeds by as much as or more than a number specified in the Lock-up Agreement (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Voting Share and/or Convertible Securities that is not less than the price or value per Voting Share and/or Convertible Security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-up Bid; or

(C)	at such price or value that exceeds by as much as or more than an amount specified in the Lock-up Agreement (the “Specified Amount”) the offering price for each Voting Share and/or Convertible Security contained in or proposed to be contained in the Lock-up Bid, provided that the Specified Amount is not greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

and for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Security from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Security during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2½% of the price or value of the aggregate consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person pursuant to the Lock-Up Agreement in the event the Lock-up Bid is not successfully concluded or if the Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Security to the Lock-up Bid, or withdraws Voting Shares and/or Convertible Security previously tendered thereto, in order to deposit or tender such Voting Shares and/or Convertible Securities to another Take-over Bid or support another transaction.

kk)	“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity.

ll)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, share purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or Convertible Securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such Convertible Security, provided that, in the cases of (iii) and (iv) above, such Person does not become the Beneficial Owner of a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

mm)	“Record Time” means on the Close of Business on the Business Day immediately preceding the Effective Date.

nn)	“Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a).

oo)	“Regular Cash Dividend” means cash dividends paid on the Shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

pp)	“Right” shall mean a right to purchase a Share pursuant to the terms and subject to the conditions set forth herein.

qq)	“Rights Certificate” shall mean the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A.

rr)	“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in Subsection 2.6(a).

ss)	“Securities Act” shall mean the Securities Act, R.S.Q., c. V-1.1, as amended and the regulations, rules and policy statements made thereunder, as from time to time in effect.

tt)	“Separation Time” means the Close of Business on the eighth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

(iii)	the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any body corporate controlled by the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid);

or such later Business Day as may be determined at any time or from time to time by the Board of Directors provided, however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, such Take-over Bid shall be deemed, for purposes of this Subsection 1.1(tt), never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

uu)	“Shares” means the common shares in the share capital of the Corporation as constituted at the Record Time, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

vv)	“Stock Acquisition Date” shall mean the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2(1) of NI 62-104 or Section 13(d) of the U.S. Exchange Act disclosing such information).

ww)	“Take-over Bid” means an Offer to Acquire Voting Shares of any class or Convertible Securities with respect thereto (or both) where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable and the Offeror's Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

xx)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to subsection 5.1(g) or sections 5.15 or 5.21 hereof.

yy)	“Trading Day” when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

zz)	“U.S. - Canadian Exchange Rate” on any date shall mean:

(i)	if on such date the Bank of Canada publishes the daily average exchange rate for such date for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

aaa)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect.

bbb)	“Voting Share Reduction” means an acquisition or redemption by the Corporation or any body corporate controlled by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

ccc)	“Voting Shares” means the Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Number and Gender

Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4	Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this “Agreement”, “hereunder”, “hereof” and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, Clauses and Subclauses are to Articles, Sections, Subsections, Clauses and Subclauses of this Agreement.

1.5	Statutory References

Unless the context otherwise requires, any reference to a specific Section, Subsection, Clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6	Determination of Percentage Ownership

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100 x	A
B

where:

A =	the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =	the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Subsection 1.1(d), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7	Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an arrangement, agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person (or any Affiliate or Associate of the first Person), to acquire or to Offer to Acquire Voting Shares or Convertible Securities in respect thereof (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities of the Corporation (including, for greater certainty, by way of private placement of such securities) or pursuant to a pledge of securities in the ordinary course of the pledgee's business).

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) or, to the extent adopted and permitted by applicable laws, generally accepted accounting principles in the United States, as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document contemplated hereby, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2
THE RIGHTS

2.1	Legend on Share Certificates

a)	Certificates representing the Shares, including without limitation Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of February 25, 2026 (the “Rights Agreement”), between the Corporation and Computershare Investor Services Inc., as rights agent, as the same may be amended or supplemented from time to time in accordance with the terms thereof, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Jusqu'à l'heure de séparation (définie dans la convention visant les Droits mentionnée ci-dessous), le présent certificat atteste également que son porteur jouit de certains Droits stipulés dans une convention visant un régime de droits de souscription des actionnaires intervenue en date du 25 février 2026 (“convention visant les Droits”) entre la Société et Services aux Investisseurs Computershare Inc., à titre d'agent des Droits, en sa version pouvant être modifiée ou complétée de temps à autre conformément aux modalités des présentes, convention dont les conditions sont intégrées dans les présentes par renvoi et dont une copie se trouve dans les dossiers tenus au siège social de la Société. Dans certaines circonstances stipulées dans la convention visant les Droits, ces Droits peuvent être modifiés ou rachetés ou peuvent expirer ou devenir nuls (si, dans certains cas, ils sont “détenus à titre de véritable propriétaire” par une “personne faisant une acquisition”, selon la définition de ces termes dans la convention visant les Droits, qu'ils soient détenus actuellement par cette personne ou un porteur ultérieur ou pour le compte de ceux-ci). Les Droits peuvent aussi être attestés par des certificats distincts et peuvent ne plus être attestés par le présent certificat. La Société postera ou fera poster sans frais une copie de la convention visant les Droits au porteur du présent certificat dès que possible après la réception d'une demande écrite à cet effet.”

b)	Certificates representing Shares that have been issued prior to and remain outstanding at the Record Time shall evidence one Right for each Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

c)	Registered holders of Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities registers for the Shares.

d)	Any Shares issued and registered in Book Entry Form after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall evidence, in addition to such Shares, one Right for each Share represented by such registration and the registration record of such Shares shall include the legend provided for in Subsection 2.1(a). Shares registered in Book Entry Form that are issued and outstanding as at the Record Time, which as at the Effective Date represent Shares, shall also evidence one Right for each Share evidenced thereby, notwithstanding the absence of the afore-mentioned legend, until the Close of Business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

a)	Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price (which Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its subsidiaries shall be void.

b)	Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Shares registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Shares.

c)	From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Shares. Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event the Corporation determines to maintain the Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form. In the event that the Corporation determines to issue Rights Certificates, it will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights (a “Nominee”)) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such record to the Rights Agent for this purpose):

(i)	a Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article, requirement or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement prepared by the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in (i) and (ii) only in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

d)	Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Montréal, Québec, or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate (or in the case of Rights in Book Entry Form, in a form adapted accordingly as the Rights Agent may reasonably require) duly completed and executed in a manner acceptable to the Rights Agent; and

(iii)	payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares (or if Shares are then issued and registered in Book Entry Form, registration in Book Entry Form) in a name other than that of the holder of the Rights being exercised.

e)	Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by Subsection 3.1(b)) and payment as set forth in Subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation) will thereupon as soon as possible:

(i)	requisition from the transfer agent of the Shares, certificates (or if Shares are then issued and registered in Book Entry Form, registration in Book Entry Form) representing the number of Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	after receipt of such share certificates or confirmation of Book Entry Form registration, deliver such certificates or confirmation of Book Entry Form registration to, or to the order of, the registered holder of such Rights Certificate (or, if Rights are then issued and registered in Book Entry Form, the Person whose name appears on such registration), registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Shares;

(iv)	when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

f)	If the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

g)	The Corporation shall:

(i)	take all such action as may be necessary and within its power to ensure that all Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Shares or registration in Book Entry Form of such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act, the U.S. Exchange Act, the United States Securities Act of 1933, as amended, and applicable comparable legislation of each of the provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Shares upon exercise of the Rights;

(iii)	use reasonable efforts to cause all Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Shares are listed at that time;

(iv)	cause to be reserved and kept available out of its authorized and unissued Shares, the number of Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Shares (or registration in Book Entry Form of Shares) issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Shares (or registration in Book Entry Form of Shares) issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any corporation it controls to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

a)	The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3. Fractional interests in securities resulting from such adjustments are subject to Section 5.5.

b)	In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan or program;

(ii)	subdivide or change the then outstanding Shares into a greater number of Shares;

(iii)	consolidate, combine or change the then outstanding Shares into a smaller number of Shares; or

(iv)	issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of, or in exchange for existing Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise;

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(A)	If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other securities of the Corporation) that a holder of one Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to that number that is equal to the number of Shares (or other securities of the Corporation) that a holder of one Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof, and the adjusted number of Rights will be deemed to be allocated among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other security of the Corporation) will have exactly one Right associated with it.

(B)	If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

c)	Adjustments pursuant to Subsection 2.3(b) shall be made successively, whenever an event referred to in Subsection 2.3(b) occurs.

d)	If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

e)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Share or the Book Entry Form registration for such Share, as applicable.

f)	In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or Convertible Securities in respect of Shares) at a price per Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per Share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction;

(i)	of which the numerator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Share; and

(ii)	of which the denominator shall be the number of Shares outstanding on such record date plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Shares (or securities convertible into or exchangeable for Shares) actually issued on the exercise of such rights or warrants.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or program or any share purchase plan or program providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan or program, the right to purchase Shares is at a price per share of not less than 90% of the current market price per Share (determined as provided in such plans) of the Shares.

g)	In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Shares of (i) evidences of indebtedness or assets (other than a Regular Cash Dividend or a dividend paid in Shares, but including any dividend payable in securities other than Shares), (ii) rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares), at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Share on such record date (excluding rights or warrants referred to in Subsection 2.3(f)) or (iii) other securities of the Corporation, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

h)	Each adjustment made pursuant to Section 2.3 shall be made as of

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution shall not be made.

i)	In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, issue any shares (other than Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Clauses 2.3(b)(i) to (iv), Subsection 2.3(f) or Subsection 2.3(g) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), 2.3(f) and 2.3(g) above in connection with such transaction would not appropriately protect the interests of the holders of Rights, the Board of Directors may from time to time acting in good faith determine what other adjustments, if any, to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate in the circumstances, if any, and such other adjustments (if any) shall be made upon the Board of Directors providing written certification thereof to the Rights Agent pursuant to Subsection 2.3(q) and no adjustments contemplated by Subsections 2.3(b), 2.3(f) or 2.3(g) shall be made notwithstanding the terms thereof. The Corporation and the Rights Agent shall amend this Agreement in accordance with Section 5.4 to provide for any such other adjustments contemplated by this Subsection 2.3(i).

j)	Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

k)	All Rights originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

l)	Unless the Corporation shall have exercised its election as provided in Subsection 2.3(m) to adjust the number of Rights in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right, upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(f) and 2.3(g), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Shares obtained by:

(i)	multiplying (A) the number of Shares covered by a Right immediately prior to such adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment; and

(ii)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

m)	The Corporation may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights pursuant to this Subsection 2.3(m), indicating the record date for the adjustment; and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(m), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

n)	In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

o)	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Shares, (ii) issuance wholly for cash of any Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Shares, shall not be taxable to such shareholders.

p)	Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

q)	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on which Exercise is Effective

Each Person in whose name any certificate for Shares is issued or a registration in Book Entry Form for Shares is made upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate or registration shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Corporation's Shares are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate or registration shall be dated, the next Business Day on which the transfer books of the Corporation's Shares are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

a)	Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system or, alternatively, if the Corporation determines to issue Rights Certificates, the Rights Certificates shall be executed on behalf of the Corporation by any two officers of the Corporation. The signature of any of these directors or officers on the Rights Certificates may be manual, facsimile or electronic. Rights Certificates bearing the manual, facsimile or electronic signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

b)	Promptly following the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver to the Rights Agent (i) a statement describing the Rights, and, (ii) if the Corporation determines to issue Rights Certificates, Rights Certificates executed by the Corporation for countersignature which the Rights Agent shall countersign manually (or by facsimile or electronic signature in a manner satisfactory to the Corporation). The Rights Agent shall deliver such Rights Certificates (or, if Rights are issued and registered in Book Entry Form, such statement issued under the Rights Agent’s direct registration system) and statement describing the Rights to the holders of the Rights pursuant to Section 2.2 hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

a)	After the Separation Time, the Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the Holder or designated transferee or transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(d) and 3.1(b) below, the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with, as required pursuant to the holder’s instructions, one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system's records for the Rights transferred or exchanged.

c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates (or, if Rights are then issued and registered in Book Entry Form, all statements issued under the Rights Agent’s direct registration system registration evidencing Rights issued upon any registration of transfer or exchange or Rights) shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or (including in the case of Rights issued and registered in Book Entry Form) be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates

a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Shares) is registered (or, if Rights are then issued and registered in Book Entry Form, the Person whose name appears on such registration) as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or for exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Shares;

c)	that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional Shares or other securities upon exercise of a Right (except as provided herein);

f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

g)	that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Article 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

a)	Subject to Sections 3.1(b) and 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Shares).

b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person); or

(ii)	a transferee or other successor in title, direct or indirect, of Rights from an Acquiring Person (or from any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof), whether or not for consideration, where such a transferee or other successor in title becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors, acting in good faith, has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and further shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.

c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Clause 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or to a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.

Les Droits représentés par le présent certificat de Droits ont été émis à une personne qui était une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle avait des liens (selon la définition de ces termes dans la convention visant les Droits) ou à une personne agissant conjointement ou de concert avec l'un de ceux-ci. Le présent certificat de Droits et les Droits représentés par celui-ci seront nuls dans les circonstances précisées à l'alinéa 3.1(b) de la convention visant les Droits.”

Any Rights issued and registered in Book Entry Form pursuant to this Section 3.1(c) shall include the legend set forth in this Subsection 3.1(c), adapted accordingly as the Rights Agent may reasonably require. The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so that such holder is not a Person described in such legend.

d)	After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges or quotation systems where the Shares are listed or quoted at such time in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

3.2	Fiduciary Duties of the Board of Directors of the Corporation

For clarification, it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Voting Shares or Convertible Securities of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Article 4
THE RIGHTS AGENT

4.1	General

a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Subsection 4.3(a). The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold it harmless against any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement including its reasonable legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the removal or resignation of the Rights Agent.

b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

c)	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) or such other experts that the Rights Agent considers necessary to carry out its duties under this Agreement and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts (at the expense of the Corporation) as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

c)	The Rights agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

d)	The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

e)	The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any share certificate, or Rights Certificate (except its countersignature thereon) nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to any Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

f)	The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

g)	The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person designated in writing by the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

h)	Subject to applicable law, the Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment of such attorneys and agents.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days' prior written notice (or such lesser notice as is acceptable to the Corporation) thereof to the Corporation, to each transfer agent of the Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days' prior written notice thereof to the Rights Agent, to each transfer agent of the Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the holder of any Rights or the Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Québec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of any outstanding fees and expenses then owing, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act would cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

4.6	Privacy Legislation

The parties hereto acknowledge that federal and provincial legislation that addresses the protection of individual's personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7	Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

Article 5
MISCELLANEOUS

5.1	Redemption, Waiver and Termination

a)	Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth herein, the Board of Directors acting in good faith may, at any time prior to a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right (appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”)).

b)	The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(b) may only be given on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

c)	In the event that a Person acquires Voting Shares and/or Convertible Securities pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition referred to in Subsection 5.l(d), then the Board of Directors of the Corporation shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

d)	The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and/or Convertible Securities, provided that if the Board of Directors waives the application of Section 3.1 in respect of a Take-over Bid pursuant to this Subsection 5.1(d), the Board of Directors shall also be deemed to have waived the application of Section 3.1 in respect of any other Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and/or Convertible Securities prior to the expiry, termination or withdrawal of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(d).

e)	The Board of Directors acting in good faith may with the prior consent of the holders of Voting Shares obtained as set forth herein, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of an acquisition of Voting Shares and/or Convertible Securities other than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares and other than in the circumstances set out in Subsection 5.1(b). In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a time and date subsequent to and not more than 10 Business Days following the meeting of shareholders held to approve such waiver.

f)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price without the consent of the holders of the Voting Shares or the Rights and reissue Rights under this Agreement to holders of record of Voting Shares immediately following such redemption. Upon the Rights being redeemed and reissued pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates (or, if the Rights are maintained in Book Entry Form, confirmations of registration of Rights) representing the number of Rights held by each holder of record of Shares at the Separation Time had not been mailed to each such holder, and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Shares.

g)	If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

h)	Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) or (f) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

i)	If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

j)	If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption or waiver is approved by holders of Rights as set forth in Subsection 5.4(d).

k)	The Board of Directors acting in good faith may, prior to the close of business on the eight Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial ownership of Voting Shares and/or Convertible Securities (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(k) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.2	Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Subsections 4.1(a) and 4.1(b) hereof.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

a)	Subject to Subsections 5.4(b) and (c) and this Subsection 5.4(a), the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the date of the meeting of shareholders at which the resolution referred to in Section 5.21 is to be considered shall be made without the prior consent of the holders of the Rights, given as provided in Subsection 5.4(b) below, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Subsection 5.4(b):

(i)	in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations, rules or decision of a court or regulatory authority; or

(ii)	in order to make such changes as are necessary in order to cure any clerical or typographical error.

b)	Any amendment, variation or deletion to or from this Agreement made by the Board of Directors pursuant to Subsection 5.4(a) shall (unless otherwise provided for in Subsection 5.4(a)):

(i)	if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders represented in person or by proxy at such meeting who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights represented in person or by proxy at such meeting which have not become void pursuant to Subsection 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Subsection 5.4(a) shall be effective only when so consented to by the holders of Voting Shares or Rights, as applicable (except in the case of an amendment, variation or deletion made prior to the date of the meeting of shareholders at which the resolution referred to in Section 5.21 is considered or those referred to in any of Clauses 5.4(a)(i) or (ii), which shall be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and shall continue in effect until it ceases to be effective (as in this paragraph described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Clause 5.4(a)(i) or (ii) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

c)	For greater certainty and notwithstanding anything herein contained, (i) the Corporation, at or prior to the meeting of shareholders referred to in Section 5.21 or any adjournment or postponement thereof, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes that the Board of Directors acting in good faith may deem necessary or desirable, (ii) no amendment, variation or deletion to the provisions of Article 4 shall be made except with the concurrence of the Rights Agent thereto, and (iii) neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

d)	The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

e)	The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 days of effecting such amendment, variation or deletion.

f)	Any supplement or amendment to this Agreement pursuant to Subsections 5.4 (b) through (e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Shares are listed.

5.5	Fractional Rights and Fractional Shares

a)	The Corporation will not be required to issue fractions of Rights or to distribute Rights Certificates (or, if the Rights are maintained in Book Entry Form, confirmation of registrations of Rights) which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

b)	The Corporation shall not be required to issue fractional Shares upon exercise of the Rights or to distribute certificates that evidence fractional Shares (or, if Shares are then issued and registered in Book Entry Form, to register fractional Shares in Book Entry Form). In lieu of issuing fractional Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9	Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by email, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)	if to the Corporation:

Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
Montréal, Qc H3A 3J2

Attention:	Legal Department

Email Address: corporatesecretary@gildan.com

(b)	if to the Rights Agent:

Computershare Investor Services Inc.
Suite 700
650 De Maisonneuve Blvd.
Montréal, QC H3A 3T2

Attention:	General Manager, Investor Services

Email Address: service@computershare.com

(c)	if to the holder of any Rights, to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Shares.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to any required prior consent of the stock exchange(s) on which the Corporation is from time to time listed or has been listed during the six months prior to such amendment.

5.12	Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15	Shareholder Review

At or prior to the annual meeting of shareholders of the Corporation to be held in 2029, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless a majority of the votes cast by Independent Shareholders represented in person or by proxy at such meeting who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price and thereafter this Agreement shall have no further force or effect.

5.16	Determination and Actions by the Board of Directors

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, (i) may be relied on by the Rights Agent, and (ii) shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17	Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Québec and the laws of Canada applicable therein and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18	Language

Les parties aux présentes confirment leur volonté expresse que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en découlent soient rédigés en langue anglaise. The parties hereto confirm their express wish that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20	Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable the remaining terms and provisions hereof or the enforceability thereof in any other jurisdiction or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21	Effective Date

This Agreement shall be effective as of the Effective Date upon being confirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of the shareholders of the Corporation to be held not later than June 1, 2026. If the Rights Plan is not confirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders represented in person or by proxy at such meeting, then this Agreement and any outstanding Rights shall be of no further force and effect from the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.21, and (b) June 1, 2026.

5.22	Time of the Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of February 25, 2026.

GILDAN ACTIVEWEAR INC.

By:	(s) Rabih (Rob) Assal
Name:	Rabih (Rob) Assal
Title:	Executive Vice-President, Chief Legal and Administrative Officer

COMPUTERSHARE INVESTOR SERVICES INC.

By:	(s) Martine Gauthier
Name:	Martine Gauthier
Title:	Relationship Manager, Issuer Services

By:	(s) Steve Gilbert
Name:	Steve Gilbert
Title:	Relationship Manager, Issuer Services

EXHIBIT A

Form of Rights Certificate

Certificate No.      Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ● is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement (the “Rights Agreement”) made as of February 25, 2026 between Gildan Activewear Inc., a corporation existing under the laws of Canada (the “Corporation”) and Computershare Investor Services Inc., a corporation incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Share (as defined in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Montréal. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price per Right shall be an aggregate dollar amount equal to the Market Price (as defined in the Rights Agreement) per Share (determined as at the Separation Time) multiplied by five (payable by certified cheque, banker's draft or money order payable to the order of the Rights Agent). The number of Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Montréal, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right subject to adjustment in certain events.

No fractional Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

GILDAN ACTIVEWEAR INC.

Per:

Per:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.
in the City of Montréal

Per:

FORM OF ELECTION TO EXERCISE

The undersigned hereby irrevocably elects to exercise _________________________ whole Rights represented by this Rights Certificate to purchase the Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued in the name of and delivered to:

Name
Address
City and Province
Social Insurance No. or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name
Address
City and Province
Social Insurance No. or other taxpayer identification number

Date:

Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be Signature Guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee program.

(To be completed by the holder if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:
Signature

Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be Signature Guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee program.

(To be completed by the assignor if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Assignment is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

Certificat n°      Droits

LES DROITS PEUVENT ÊTRE RACHETÉS, AU GRÉ DE LA SOCIÉTÉ, SELON LES MODALITÉS INDIQUÉES DANS LA CONVENTION VISANT UN RÉGIME DE DROITS DE SOUSCRIPTION DES ACTIONNAIRES. DANS CERTAINES CIRCONSTANCES (PRÉCISÉES À L'ALINÉA 3.1(b) DE CETTE CONVENTION), LES DROITS DÉTENUS EN PROPRIÉTÉ EFFECTIVE PAR UNE PERSONNE FAISANT UNE ACQUISITION, CERTAINES PARTIES APPARENTÉES À UNE PERSONNE FAISANT UNE ACQUISITION OU LE CESSIONNAIRE D'UNE PERSONNE FAISANT UNE ACQUISITION OU D'UNE DE CES PARTIES APPARENTÉES DEVIENDRONT NULS SANS AUTRE FORMALITÉ.

Certificat de Droits

Les présentes attestent que ● est le porteur inscrit du nombre de Droits indiqué ci-dessus, dont chacun permet au porteur inscrit des Droits, sous réserve des modalités, dispositions et conditions de la convention visant un régime de droits de souscription des actionnaires (“convention visant les Droits”) passée en date du 25 février 2026 entre Les Vêtements de Sport Gildan Inc., une société existant en vertu des lois du Canada (“Société”) et Services aux Investisseurs Computershare Inc., société constituée en vertu des lois du Canada, en qualité d'agent des Droits (“agent des Droits”), terme qui comprend tout successeur de l'agent des Droits conformément à la convention visant les Droits, d'acheter auprès de la Société, en tout temps après l'heure de séparation et avant l'heure d'expiration (selon la définition de ces termes dans la convention visant les Droits) une action à droit de vote subalterne de catégorie A (ou une action ordinaire obtenue dans le cadre d'un échange, le cas échéant, de toutes les actions à droit de vote subalterne de catégorie A contre des actions ordinaires par suite du dépôt de statuts de modification ayant cet effet) entièrement libérée de la Société (“action”) au prix d'exercice indiqué ci-dessous, sur présentation et remise du présent certificat de Droits, accompagné du formulaire de choix d'exercice adéquatement rempli et dûment signé, à l'agent des Droits à son bureau principal de Montréal. Tant qu'il ne sera pas ajusté dans certaines circonstances prévues dans la convention visant les Droits, le prix d'exercice pour chaque Droit sera un montant en dollars égal au cours du marché (selon la définition de ce terme dans la convention visant les Droits) par action (déterminé à l'heure de séparation) multiplié par cinq (payable par chèque certifié, traite bancaire ou mandat-poste établi à l'ordre de l'agent des Droits). Le nombre d'actions pouvant être acheté pour le prix d'exercice peut faire l'objet d'ajustements comme le stipule la convention visant les Droits.

Le présent certificat de Droits est assujetti à toutes les modalités, dispositions et conditions de la convention visant les Droits, lesquelles sont intégrées dans les présentes par renvoi et en font partie intégrante, convention à laquelle il est fait renvoi par les présentes pour la description complète des droits, restrictions des droits, obligations, fonctions et immunités qu'elle confère à l'agent des Droits, à la Société et aux porteurs des certificats de Droits. Des copies de la convention visant les Droits sont conservées au siège social de la Société et peuvent être obtenues sur demande écrite.

Le présent certificat de Droits, avec ou sans autres certificats de Droits, peut, sur remise au bureau principal de l'agent des Droits à Montréal, être échangé contre un ou plusieurs autres certificats de Droits de la même teneur attestant un nombre global de Droits égal au nombre global des Droits attestés par le ou les certificats de Droits remis. Si le présent certificat de Droits est exercé en partie, le porteur inscrit aura le droit de recevoir, sur remise de celui-ci, un ou plusieurs autres certificats de Droits représentant le nombre de Droits entiers qui n'auront pas été exercés.

Sous réserve des dispositions de la convention visant les Droits, les Droits attestés par le présent certificat de Droits peuvent être rachetés par la Société au prix de rachat de 0,0001 $ par Droit, sous réserve d'ajustements dans certaines circonstances.

Aucune fraction d'action ne sera émise au moment de l'exercice d'un ou de plusieurs Droits attestés par les présentes mais, en remplacement de celle-ci, un paiement comptant sera effectué comme le prévoit la convention visant les Droits.

Aucun porteur du présent certificat de Droits, en tant que tel, ne sera habile à voter ou à recevoir des dividendes ni ne sera réputé à quelque fin que ce soit être le porteur d'actions ou d'autres titres pouvant être émissibles à un moment quelconque au moment de l'exercice du présent certificat, et aucune disposition de la convention visant les Droits ou du présent certificat ne devra être interprétée comme conférant au porteur du présent certificat, en tant que tel, l'un quelconque des droits d'un actionnaire de la Société ni le droit de voter en vue de l'élection d'administrateurs ou à l'égard de toute question soumise aux actionnaires à une assemblée de ceux-ci, ni le droit d'approuver ou de s'abstenir d'approuver toute mesure prise par la Société, ni le droit de recevoir l'avis de convocation à quelque assemblée des actionnaires que ce soit ou un avis des autres mesures visant les actionnaires de la Société (sauf comme le prévoit la convention visant les Droits), ni le droit de recevoir des dividendes ou des droits de souscription ni quelque autre droit, et ce, tant que les Droits attestés par le présent certificat de Droits n'auront pas été exercés comme le prévoit la convention visant les Droits.

Le présent certificat de Droits n'est pas valide à quelque fin que ce soit tant qu'il n'a pas été contresigné par l'agent des Droits.

EN FOI DE QUOI le fac-similé de la signature des dirigeants appropriés de la Société a été apposé sur le présent certificat de Droits.

Date :

LES VÊTEMENTS DE SPORT GILDAN INC.

Par:

Par:

Contresignature:

SERVICES AUX INVESTISSEURS COMPUTERSHARE INC.
dans la ville de Montréal

Par:

FORMULAIRE DE CHOIX D'EXERCICE

Par les présentes, le soussigné choisit irrévocablement d'exercer _____________________ Droits entiers attestés par le présent certificat de Droits en vue de l'achat des actions émissibles au moment de l'exercice de ces Droits et demande que les certificats attestant ces actions soient émis au nom de la personne suivante et lui soient livrés :

Nom
Adresse
Ville et province
Numéro d'assurance sociale ou autre numéro d'identification du contribuable

Si ce nombre de Droits ne constitue pas la totalité des Droits attestés par le présent certificat de Droits, un nouveau certificat de Droits attestant le reste de ces Droits sera immatriculé au nom de la personne suivante et lui sera livré :

Nom
Adresse
Ville et province
Numéro d'assurance sociale ou autre numéro d'identification du contribuable

Date:
Signature

(Signature garantie)	(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d'aucune sorte)

La signature doit être garantie par une banque à charte canadienne de l'annexe 1, une grande société de fiducie canadienne ou un membre d'un programme reconnu de garantie des signatures Medallion.

(Attestation devant être signée par le porteur si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d'actions, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n'ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l'un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

Signature

(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l'attestation figurant ci-dessus dans le formulaire de choix d'exercice n'est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus.

FORMULAIRE DE CESSION

CONTRE VALEUR REÇUE, le soussigné vend, cède et transfère par les présentes à

(veuillez écrire le nom et l'adresse du cessionnaire en lettres moulées) les Droits représentés par le présent certificat de Droits, de même que tous les droits, titres et intérêts s'y attachant.

Date:
Signature

(Signature garantie)	(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d'aucune sorte)

La signature doit être garantie par une banque à charte canadienne de l'annexe 1, une grande société de fiducie canadienne ou un membre d'un programme reconnu de garantie des signatures Medallion.

(Attestation devant être signée par le cédant si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d'actions, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n'ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu'elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l'un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

Signature

(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l'attestation figurant ci-dessus dans le formulaire de cession n'est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus.